UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press release dated April 9, 2014 titled “GeoPark Announces New Oil Field Discovery in Colombia”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES NEW OIL FIELD DISCOVERY IN COLOMBIA

April 9, 2014 - GeoPark Limited ("GeoPark") (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Chile, Colombia, Brazil and Argentina is pleased to announce the successful drilling and testing of the new Aruco 1 exploration well in the Llanos 34 Block in the central Llanos basin in Colombia. GeoPark operates and has a 45% working interest in the Llanos 34 Block.

GeoPark drilled and completed the Aruco 1 well to a total depth of 10,705 feet.  A test conducted with an electrical submersible pump in the Guadalupe formation, at approximately 10,075 feet, resulted in a production rate of approximately 1,154 gross barrels of oil per day (“bopd”) of 16.8° API, with approximately 4.8% water cut, through a choke of 42/64 inches and well head pressure of 193 pounds per square inch. Further production history will be required to determine stabilized flow rates and the extent of the reservoir.

The Aruco discovery represents the sixth new oil field discovery by GeoPark on the Llanos 34 Block in Colombia. Since acquiring the block in 2012 with no production or reserves, GeoPark has grown production on the Llanos 34 Block to over 15,000 bopd gross (over 6,700 bopd net).

Commenting, James F. Park, CEO of GeoPark, said: "Our repeated success with the drill bit has positioned us strongly in Colombia, which represents one of GeoPark’s key drivers – along with Chile and Brazil – of our consistent performance and growth. We have an ambitious risk-balanced work plan for 2014 with 50-60 new wells – with the objective of continuing to build an attractive and enduring upstream business in the high-potential Latin American hydrocarbon market.”

CONTACTS:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Sofia Chellew – Investor Relations	schellew@geo-park.com
Santiago, Chile
T: +562 2242 9600	www.geo-park.com

# # #

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the Web site at www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2014 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion the risks facing the Company which could affect whether these forward-looking are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: April 9, 2014